Exhibit 3.4
CERTIFICATE OF DESIGNATION
OF
SERIES A-1 PREFERRED STOCK
OF
UWM HOLDINGS CORPORATION
UWM Holdings Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that in accordance with the provisions of the certificate of incorporation of the Corporation (including any certificate of designation, each as amended, modified or restated from time to time, in each case in accordance with this Certificate of Designation, the “Restated Certificate”), the bylaws of the Corporation (as amended, modified or restated from time to time, in each case in accordance with this Certificate of Designation, the “Bylaws”) and Law, the Board has adopted the following resolution, creating a series of Preferred Stock of the Corporation designated as “Series A-1 Preferred Stock.”
NOW THEREFORE IT BE RESOLVED, that pursuant to the Delaware General Corporation Law, the Restated Certificate and the Bylaws, the Board hereby establishes a series of Preferred Stock, par value $0.0001 per share, of the Corporation and fixes and determines the voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as follows:
Section 1.Designation.     Pursuant to the Restated Certificate, there is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation, par value $0.0001 per share, a series of Preferred Stock designated as “Series A-1 Preferred Stock” (“Series A-1 Preferred Stock”). Except as otherwise required by Law, all shares of Series A-1 Preferred Stock shall be identical in all respects and shall entitle the holders thereof to the same rights, powers and preferences, subject to the same qualifications, limitations and restrictions.
Section 2.Authorized Shares. The number of authorized shares of Series A-1 Preferred Stock shall be 1,500,000. Shares of Series A-1 Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be retired and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.
Section 3.Definitions and Interpretation.
(a)Definitions. As used herein:
“Affiliate” means, with respect to any specified Person, any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person; provided that neither the Oaktree Investors nor any of their Affiliates will be considered Affiliates of the Corporation for purposes of this definition. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Audit Committee” means the Audit Committee of the Board.

“Bankruptcy Code” means Title 11 of the United States Code, Sections 101 et seq, as amended.
“Board” means the Board of Directors of the Corporation.
“Business Day” means any day, other than a Saturday, a Sunday, or any other day on which commercial banks in New York, New York are authorized or required by law to be closed.
“Bylaws” has the meaning set forth in the preamble.
“Capital Stock” means, with respect to any Person, all shares, interests, participations or other equivalents, including limited liability company interests (however designated, whether voting or non-voting) or equity of such Person, including, if such Person is a partnership, partnership interests (whether general or limited) or any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, but in no event will Capital Stock include any debt securities convertible or exchangeable into equity unless and until actually converted or exchanged.
“Cash” means money, currency or a credit balance on hand or in any demand or deposit account.
“Cash Equivalents” means, as at any date of determination, any of the following: (a) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the United States government or (ii) issued by any agency of the United States the obligations of which are backed by the full faith and credit of the United States, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least “A-1” from S&P or at least “P-1” from Moody’s; (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least “A-1” from S&P or at least “P-1” from Moody’s; (c) certificates of deposit or bankers’ acceptances maturing within three months after such date and issued or accepted by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia that (i) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator), (ii) has Tier 1 capital (as defined in such regulations) of not less than $1,000,000,000 and (iii) has a rating of at least “AA-” from S&P and “Aa3” from Moody’s; and (d) shares of any money market mutual fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (a) and (b) above, (ii) has net assets of not less than $5,000,000,000 and (iii) has the highest rating obtainable from either S&P or Moody’s.
“Cash Dividend Rate” has the meaning set forth in Section 4(a).
“Change of Control” means:
(i)the merger or consolidation of the Corporation with or into another Person or the merger of another Person with or into the Corporation, unless the direct or indirect holders of a majority of each of the aggregate voting power of the Voting Stock of the Corporation and the Common Stock, immediately prior to such transaction, hold directly or indirectly securities of the surviving Person that represent, immediately after such transaction, at least a majority of both the aggregate voting power of the Voting Stock of the surviving Person and the Capital Stock of such Person;

(ii)the merger of any Person with or into a Subsidiary of the Corporation if capital stock of the Corporation is issued in connection therewith, unless the direct or indirect holders of a majority of each of the aggregate voting power of the Voting Stock of the Corporation and the Common Stock, immediately prior to such transaction, hold directly or indirectly securities of the surviving Person that represent, immediately after such transaction, at least a majority of both the aggregate voting power of the Voting Stock of the surviving Person and the Capital Stock of such Person;
(iii)any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than fifty percent (50%) of the total voting power of the Voting Stock or Capital Stock of Holdings LLC or any Parent Entity, and thereafter, the Permitted Holders are the beneficial owners, directly or indirectly, of less than fifty percent (50%) of the total voting power of the Voting Stock or the Capital Stock of the Corporation; or
(iv)any transaction or event as a result of which the Corporation ceases to serve as the manager, directly or indirectly, of Holdings LLC;
provided that a Change of Control shall be deemed to have occurred upon any transaction or series of related transactions as a result of which the Permitted Holders and any “group” (as such term is used for purposes of Section 13(d) of the Exchange Act) of which any Permitted Holder is a member) directly or indirectly acquire beneficial ownership of one hundred percent (100%) of the outstanding shares of Class A Common Stock of the Corporation (or a successor entity), whether by merger, tender offer, squeeze-out, short-form merger or otherwise.
“Change of Control Offer” has the meaning set forth in Section 6(b).
“Change of Control Offer Price” means, with respect to any share of Series A-1 Preferred Stock to be redeemed in connection with a Change of Control, a number of shares of Class A Common Stock equal to the quotient obtained by dividing (i) the applicable Series A-1 Redemption Price of such share of Series A-1 Preferred Stock as of the closing date of such Change of Control, after giving effect to any adjustment to the applicable Series A-1 Redemption Price required pursuant to Section 6(a) if such Change of Control occurs during the first two (2) years following the Original Issue Date, by (ii) the lesser of (A) the per-share consideration payable to holders of Class A Common Stock in such Change of Control and (B) the volume-weighted average price of one share of Class A Common Stock for the twenty (20) trading-day period ending on the trading day immediately preceding the closing date of such Change of Control, as reported by Bloomberg.
“Class A Common Stock” has the meaning set forth in the Restated Certificate.
“Class B Units” means the Class B Common Units of Holdings LLC.
“Class C Units” means the Class C Common Units of Holdings LLC.
“Common Stock” has the meaning set forth in the Restated Certificate.
“Compensation Committee” means the Compensation Committee of the Board.
“Compounded Dividend Rate” has the meaning set forth in Section 4(a).

“Compounded Dividends” has the meaning set forth in Section 4(a).
“Corporate Debt” means, with respect to any Person as of any date of determination, the sum of the aggregate stated balance sheet amount of all Indebtedness of such Person and its Subsidiaries (or, if higher, the par value of stated face amount of all such Indebtedness as of such date) determined on a consolidated basis in accordance with GAAP; provided that Indebtedness in connection with Warehouse Financings shall not be included in “Corporate Debt”.
“Corporate Net Leverage Ratio” means as of any date of determination, the ratio of (a) (i) Corporate Debt as of such date minus (ii) Unrestricted Cash as of such date to (b) Tangible Book Value of Equity as of such date.
“Corporation” has the meaning set forth in the preamble.
“Demand” has the meaning set forth in Section 8(a).
“Derivatives Contract” means any rate swap transaction, basis swap, credit derivative transaction, forward rate transaction, commodity swap, commodity option, futures contract, forward commodity contract, mortgage-related forward pools contracts, including derivatives or “TBA’s”, equity or equity index swap or option, bond or bond price or bond index swap or option or forward bond or forward bond price or forward bond index transaction, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, spot contract, or any other similar transaction or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, including any obligations or liabilities thereunder.
“Disqualified Equity Interests” means any Equity Interests of the Corporation or any of its Subsidiaries that by their terms or upon the happening of any event are: (i) required to be redeemed or redeemable for Disqualified Equity Interests, cash or Indebtedness at the option of the holder on or prior to the date that is seven (7) years after the Original Issue Date; or (ii) convertible at the option of the holder into Disqualified Equity Interests or exchangeable for Indebtedness on or prior to the date that is seven (7) years after the Original Issue Date.
“Dividend Payment Date” means each of January 15, April 15, July 15 and October 15; provided that (i) the first Dividend Payment Date after the Original Issue Date shall be October 15, 2026 and (ii) if any Dividend Payment Date is not a Business Day, such Dividend Payment Date will be the immediately following Business Day.
“Equity Interests” means all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, all equivalent ownership interests in a Person (other than a corporation), including partnership interests and limited liability company interests, and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.
“Event of Noncompliance” means:
(i)any failure by the Corporation to pay in full, in cash, any portion of the Series A-1 Dividends that are required to be paid in cash, which failure has not been cured within five (5) days of the applicable Dividend Payment Date;

(ii)(A) any default in payment to a Holder when such payment is due as a result of a Liquidation Event or the redemption of the Series A-1 Preferred Stock, (B) the consummation of a Change of Control where the consideration does not consist solely of cash, (C) any failure to deliver the Change of Control Offer Price to each Holder concurrently with the closing of a Change of Control, and (D) to the extent Requisite Series A-1 Consent has been obtained with respect to a Change of Control where the consideration does not consist solely of cash, any failure to deliver the approved consideration to each Holder concurrently with the closing of the Change of Control;
(iii)any breach of the provisions set forth in Section 7(c)(ii), Section 7(c)(iii), Section 7(c)(iv) or the Specified Covenants (as defined in the Series A Investor Rights Agreement);
(iv)any breach of the provisions set forth in Section 7(c) (other than Section 7(c)(ii), Section 7(c)(iii), or Section 7(c)(iv)) or breach of any of the other covenants, representations or warranties set forth in this Certificate of Designation, the Series A Preferred Stock Purchase Agreement or the Series A Investor Rights Agreement, that has not been cured or waived (as provided for therein) within thirty (30) days of the Corporation being notified of such violation or breach;
(v)the entry of a final, non-appealable judgment against the Corporation or any of its Subsidiaries in excess of $25,000,000 which is not paid within thirty (30) days of entry;
(vi)the occurrence of any Insolvency Event;
(vii)the occurrence of a payment default or the acceleration of the maturity on Indebtedness of the Corporation or any of its Subsidiaries where the principal amount of such Indebtedness exceeds $25,000,000;
(viii)the Tangible Book Value of Equity of the Corporation as of the last day of a fiscal quarter of the Corporation is less than the greater of (I) the applicable aggregate Series A-1 Liquidation Preference of all outstanding shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock as of such date and (II) the dollar amount that would trigger a breach of any covenants under any Warehouse Financing or similar facility of the Corporation or any of its Subsidiaries, in each case which has not been cured within thirty (30) days of the initial occurrence of the event;
(ix)at any time Minimum Liquidity of the Corporation as of the last day of a fiscal quarter of the Corporation is less than the greater of (I) $500,000,000, (II) the dollar amount that would trigger a breach of any covenants, representations or warranties under any Warehouse Financing or similar facility of the Corporation or any of its Subsidiaries, and (III) the dollar amount that would trigger non-compliance with statutory regulatory capital thresholds, in each case, which has not been cured within thirty (30) days of the initial occurrence of the event;
(x)the Corporate Net Leverage Ratio of the Corporation exceeds 3.5 to 1.0 as of the last day of a fiscal quarter of the Corporation for two (2) consecutive fiscal quarters of the Corporation;

(xi)the Class A Common Stock ceases to be listed on any of The New York Stock Exchange or any other national stock exchange;
(xii)any breach of the Support Agreement or the Security Documents; or
(xiii)any failure to deliver Class A Common Stock to a holder of any Warrant upon the exercise by such holder on the terms provided for in the Warrant Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.
“Finance Lease Obligations” means, for any Person, any obligations that are required to be classified and accounted for as a capitalized lease (and, for the avoidance of doubt, not an operating lease) or a finance lease for financial reporting purposes in accordance with GAAP.
“GAAP” means generally accepted accounting principles in the United States as are in effect from time to time and applied on a consistent basis.
“Governmental Authority” means any national, federal, state, local or other government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.
“Holder” means a holder of the Series A-1 Preferred Stock.
“Holdings LLC” means UWM Holdings, LLC, a Delaware limited liability company.
“Indebtedness” means, as to any Person at any time, all indebtedness, obligations or liabilities (whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several) of such Person for or in respect of: (a) borrowed money; (b) obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) amounts raised under or liabilities in respect of any note purchase or acceptance credit facility; (d) reimbursement obligations under any letter of credit or Derivatives Contract; (e) obligations of such Person to pay the deferred purchase price of property or services; (f) Finance Lease Obligations; (g) any other transaction (including forward sale or purchase agreements, capitalized leases and conditional sales agreements) having the commercial effect of a borrowing of money entered into by such Person to finance its operations or capital requirements, and whether structured as a borrowing, sale and leaseback or a sale of assets for accounting purposes; (h) any guarantee or endorsement of, or responsibility for, any Indebtedness of the types described in this definition; (i) liabilities secured by any Lien on property owned or acquired, whether or not such a liability shall have been assumed; (j) unvested pension obligations; (k) net obligations under any Derivatives Contract not entered into as a hedge against existing indebtedness and (l) Disqualified Equity Interests.
“Initiating Holders” has the meaning set forth in Section 8(a).
“Insolvency Event” means, with respect to the Corporation and its Subsidiaries, the occurrence of any of the following: (i) the Corporation or any Subsidiary of the Corporation shall (A) voluntarily commence any proceeding or file any petition seeking relief under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, liquidation or similar law, (B) consent to the institution of, or fail to contravene in a timely and appropriate manner, any such proceeding or the filing of any such petition, (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Corporation or such Subsidiary, as applicable, or for a substantial part of its property or assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, or (E) make a general assignment for the benefit of creditors or generally does not pay its debts as such debts become due; (ii) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (A) relief in respect of the Corporation or any of its Subsidiaries, or of a substantial part of the property or assets of the Corporation or any such Subsidiary under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (B) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Corporation or such Subsidiary or for a substantial part of the property of the Corporation or such Subsidiary or (C) the winding-up or liquidation of the Corporation or such Subsidiary; and in the case of clause (ii) only such proceeding or petition shall continue undismissed for forty-five (45) days; or (iii) an order of relief or other order approving or ordering any of the foregoing shall have been entered.
“Investment” means (a) any direct or indirect purchase or other acquisition by the Corporation or any of its Subsidiaries of, or of a beneficial interest in, any of the Securities of any other Person; (b) any direct or indirect loan, advance (other than mortgage loans in the ordinary course of business, warehouse loans secured by mortgage loans and related assets, advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contributions to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business, (c) all investments consisting of any exchange traded or over the counter derivative transaction, including any Derivatives Contract, whether entered into for hedging or speculative purposes, and (d) the purchase, license, lease or other acquisition (in one transaction or a series of transactions) of the property and assets or business of another Person or assets constituting a business unit, line of business or division of any Person. The amount of any Investment of the type described in clauses (a), (b) and (d) shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.
“Investment Bank” has the meaning set forth in Section 8(a).
“Junior Stock” means any class or series of stock of the Corporation that ranks junior to Series A-1 Preferred Stock in the payment of dividends or in the distribution of assets on liquidation, dissolution or winding up of the Corporation (including, but not limited to, the Common Stock, the Series A-3 Preferred Stock and, after an Event of Noncompliance has occurred, the Series A-2 Preferred Stock).
“Law” means any federal, state, local or foreign law, common law, act, code, statute or ordinance, or any rule, regulation, judgment, order, writ, injunction, ruling or decree of any Governmental Authority in effect from time to time.
“Lien” means any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, whether voluntarily or involuntarily given, including any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security and any filed financing statement or other notice of any of the foregoing (whether or not a lien or other encumbrance is created or exists at the time of the filing).
“Liquidation Event” means (i) effecting any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary and (ii) any Insolvency Event.
“Liquidity Period” has the meaning set forth in Section 8(a).

“Liquidity Transaction” has the meaning set forth in Section 8(a).
“LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Holdings LLC, dated as of August 5, 2026, as in effect on the Original Issue Date.
“Minimum Liquidity” means, as of any date of determination, the sum of (i) Unrestricted Cash and (ii) the aggregate unused committed or uncommitted capacity available to be drawn by the Corporation or any of its Subsidiaries under the MSR Facilities (as defined in the Series A Preferred Stock Purchase Agreement), in each case determined on a consolidated basis.
“Minimum MOIC” means 140% of the Original Issue Price of a share of Series A-1 Preferred Stock.
“Oaktree Covered Person” has the meaning set forth in Section 10.
“Oaktree Investor(s)” means, individually and collectively, the Oaktree Purchasers (as defined in the Series A Preferred Stock Purchase Agreement), or any of their Affiliated funds, investment vehicles and/or managed accounts.
“Original Issue Date” means August 5, 2026.
“Original Issue Price” means $1,000 per share, subject to adjustment in the event of a stock dividend, combination, subdivision or other event of a similar nature that increases or decreases the number of shares of Series A-1 Preferred Stock outstanding.
“Parent Entity” means (i) the Corporation or (ii) any Person that is, or becomes a direct or indirect parent of Holdings LLC.
“Parity Stock” means any class or series of stock of the Corporation that ranks pari passu and on a parity with Series A-1 Preferred Stock in the payment of dividends and in the distribution of assets on liquidation, dissolution or winding up of the Corporation (including, but not limited to, the Series A-2 Preferred Stock before an Event of Noncompliance has occurred).
“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.
“Permitted Affiliate Transactions” means (i) the use of Ishbia & Gagleard, P.C. as counsel on arm’s-length terms and in a manner consistent with historical practice, (ii) obligations under the naming rights and sponsorship agreement entered into with entities controlled by Mat Ishbia, as in effect on the Original Issue Date or any renewal thereof on terms no less favorable to the Corporation or its applicable Subsidiary than the terms of such agreement as in effect on the Original Issue Date, (iii) leases for office locations and investments in leasehold improvements, in each case, in a manner consistent with past practice, (iv) leases or reimbursements for use by Holdings LLC of aircraft owned by entities directly or indirectly controlled by Mat Ishbia or Jeff Ishbia, in each case, in a manner consistent with past practice, (v) employee leasing services between the Corporation or any Subsidiary of the Corporation, on the one hand, and any entity controlled by a Related Party, on the other hand, pursuant to agreements in place as of the Original Issue Date, including any renewal, extension or modification thereof on arm’s-length terms and in the ordinary course of business, (vi) any employment arrangements, provided that such arrangements are approved by the Compensation Committee and do not exceed, individually, $20,000,000 in aggregate value in any calendar year, inclusive of the value of all cash compensation, perquisites and other non-cash benefits, but excluding stock-based compensation and (vii) any other transaction or series of related transactions on arm’s-length terms and in the ordinary course of business involving aggregate payments, value or consideration of less than $10,000,000 in any calendar year.
“Permitted Holders” means any or all of the following:
(i)Jeff Ishbia (together with (i) his spouse and children (natural or adopted) and (ii) the estate, heirs, executors, personal representatives, successors or administrators upon or as a result of the death, incapacity or incompetency of such person for purposes of the protection and management of such person’s assets);
(ii)Mat Ishbia (together with (i) his spouse and children (natural or adopted) and (ii) the estate, heirs, executors, personal representatives, successors or administrators upon or as a result of the death, incapacity or incompetency of such person for purposes of the protection and management of such person’s assets);
(iii)Justin Ishbia (together with (i) his spouse and children (natural or adopted) and (ii) the estate, heirs, executors, personal representatives, successors or administrators upon or as a result of the death, incapacity or incompetency of such person for purposes of the protection and management of such person’s assets); and
(iv)any Person both the Capital Stock and the Voting Stock of which are owned at least 50% by the Persons specified in clauses (i), (ii) or (iii) or in the case of a trust, family partnership or estate planning vehicle, the beneficial interests in which are owned at least 50% by, or the majority of the trustees or investment advisers of which are, Persons specified in clauses (i), (ii) or (iii).
“Permitted Regular Cash Dividends” means dividends paid in cash on the Class A Common Stock which do not exceed the following: (i) for the period commencing on the Original Issue Date through December 31, 2026, an amount equal to an annual rate of $0.08 per share of Class A Common Stock (as adjusted for stock splits, stock dividends, combinations or recapitalizations), applied on a pro rata basis for the portion of such fiscal year commencing on (and including) the Original Issue Date; and (ii) for each fiscal quarter ending after December 31, 2026 the lesser of (a) $0.02 per share of Class A Common Stock (as adjusted for stock splits, stock dividends, combinations and recapitalizations), (b) thirty percent (30%) of the net income attributable to Class A Common Stockholders for such fiscal quarter, less the share of dividends accrued on all series of Preferred Stock allocable to the Class A Common Stockholders, and (c) $15 million
“Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.
“Preferred Units” means the Series A-1 Preferred Units and Series A-2 Preferred Units issued by Holdings LLC to the Corporation on the Original Issue Date, and the Series A-3 Preferred Units, if any, issued by Holdings to the Corporation, in each case pursuant to the LLC Agreement.
“Pro Forma Basis” means, with respect to the calculation of any test, financial ratio, basket or covenant under this Certificate of Designation of any Person and its Subsidiaries, as of any date, that pro forma effect will be given to (i) the transaction or event giving rise to such calculation or determination, (ii) any related incurrence, repayment, redemption, repurchase or discharge of Indebtedness or Equity

Interests and the application of the proceeds thereof and (iii) any acquisition, disposition, Investment or other transaction occurring after the beginning of the most recently ended fiscal quarter of the Corporation for which internal financial statements are available and on or prior to the date of such calculation or determination, in each case, as if such transaction or event had occurred at the beginning of such fiscal quarter.
“Process” has the meaning set forth in Section 8(a).
“Redemption Date” has the meaning set forth in Section 6(c).
“Redemption Notice” has the meaning set forth in Section 6(c).
“Related Party” has the meaning set forth in Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended.
“Representatives” means, with respect to a specified Person, the investors, officers, directors, managers, employees, agents, advisors, counsel, accountants, investment bankers and other representatives of such Person.
“Requisite Series A-1 Consent” means with respect to any modification, waiver, amendment or any other change (a)(I) that reduces the Series A-1 Liquidation Preference, the Stated Value, the Series A-1 Redemption Premium or the Series A-1 Redemption Price or changes the timing or method of payment with respect thereto, (II) to clause (i) or (ii) of the definition of Event of Noncompliance, this definition of Requisite Series A-1 Consent, Section 4, Section 5 and Section 6 herein (and, in each case, the related defined terms), or (III) to Section 7(c) that would have the effect of permitting any modification, waiver, amendment or other change described in clause (a)(I) or (a)(II) of this definition to be effected without the affirmative vote of one hundred percent (100%) of the then-outstanding shares of Series A-1 Preferred Stock,the affirmative vote of one hundred percent (100%) of the then-outstanding shares of Series A-1 Preferred Stock, and (b) to any other provision in this Certificate of Designation, the Requisite Series A-1 Investor Majority.
“Requisite Series A-1 Investor Majority” means the affirmative vote of Series A-1 Investors holding at least a majority of the aggregate number of the then-outstanding shares of Series A-1 Preferred Stock held by the Series A-1 Investors as of the record date for determination of stockholders entitled to vote on such matter.
“Restated Certificate” has the meaning set forth in the preamble.
“Rights Offering” means the rights offering by the Corporation of shares of Class A Common Stock for aggregate gross proceeds of at least $400,000,000 to be conducted pursuant to the terms of the Support and Backstop Purchase Agreement, dated August 5, 2026, among the Corporation, the Oaktree Purchasers, Mat Ishbia and SFS Group Capital, LLC.
“Securities” means any stock, shares, limited liability company interests, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Security Documents” means the Pledge Agreement, dated as of August 5, 2026, by and among SFS Holding Corp., the Oaktree Purchaser and Oaktree Fund Administration, LLC, as collateral agent.
“Senior Notes Indenture” means the indenture dated as of September 16, 2025 pursuant to which Holdings LLC issued the 6.250% Senior Notes due 2031, as in effect on the Original Issue Date
“Series A-1 Dividend Rate” has the meaning set forth in Section 4(a).
“Series A-1 Dividends” means the dividends to be made by the Corporation in respect of the Series A-1 Preferred Stock in accordance with Section 4(a).
“Series A-1 Investor Board Member” has the meaning set forth in Section 7(b)(i).
“Series A Investor Rights Agreement” means that certain Series A Investor Rights Agreement, dated as of August 5, 2026, by and among the Corporation and the investors named therein, as in effect on the Original Issue Date.
“Series A-1 Investors” means the holders of shares of Series A-1 Preferred Stock other than the Permitted Holders.
“Series A-1 Liquidation Preference” means (i) the Stated Value plus (ii) all accrued and unpaid Series A-1 Dividends thereon.
“Series A-1 Optional Redemption” has the meaning set forth in Section 6(a).
“Series A-1 Preferred Stock” has the meaning set forth in Section 1.
“Series A-2 Preferred Stock” means 150,000 shares of series of the Preferred Stock of the Corporation designated as “Series A-2 Preferred Stock,” issued on the Original Issue Date, as adjusted for stock splits, stock dividends, combinations, recapitalizations or similar event.
“Series A-3 Preferred Stock” means the shares of series of Preferred Stock of the Corporation to be designated as “Series A-3 Preferred Stock,” and which may be issued in connection with the consummation of the Rights Offering, pursuant to a certificate of designation that (i) is in form and substance acceptable to the Oaktree Investors, (ii) provides that the Series A-3 Preferred Stock shall at all times rank junior in right of payment of dividends, and upon liquidation, dissolution or winding up, to the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, (iii) provides that no dividends may be declared or paid on the Series A-3 Preferred Stock without the prior written consent of the Oaktree Investors and (iv) provides that no redemption or repurchase of the Series A-3 Preferred Stock may occur while any shares of Series A-1 Preferred Stock remain outstanding (unless all outstanding shares of Series A-1 Preferred Stock are concurrently redeemed in full).
“Series A Preferred Stock Purchase Agreement” means that certain Securities Purchase Agreement, dated as of August 5, 2026, by and among the Corporation, the Oaktree Investors and SFS Group Capital, LLC, as in effect on the Original Issue Date.
“Series A-1 Redemption Premium” means, with respect to any redemption of a share of Series A-1 Preferred Stock, a premium equal to the applicable percentage set forth in the table below multiplied by the Series A-1 Liquidation Preference of such share:

Period in Which Such Redemption Date Occurs:	Series A-1 Redemption Premium:
From the Original Issue Date until, but not including, the first (1st) anniversary of the Original Issue Date	10.0%
On or after the first (1st) anniversary of the Original Issue Date until, but not including, the second (2nd) anniversary of the Original Issue Date	20.0%
On or after the second (2nd) anniversary of the Original Issue Date until, but not including, the third (3rd) anniversary of the Original Issue Date	30.0%
On or after the third (3rd) anniversary of the Original Issue Date until, but not including, the fourth (4th) anniversary of the Original Issue Date	40.0%
On or after the fourth (4th) anniversary of the Original Issue Date until, but not including, the fifth (5th) anniversary of the Original Issue Date	50.0%
On or after the fifth (5th) anniversary of the Original Issue Date	60.0%, plus an additional 10.0% for each portion of any twelve (12) month period that the shares of Series A-1 Preferred Stock are outstanding after the sixth (6th) anniversary of the Original Issue Date
“Series A-1 Redemption Price” means, with respect to any share of Series A-1 Preferred Stock on any Redemption Date or upon any Liquidation Event, the sum of (i) the Series A-1 Liquidation Preference, plus (ii) the applicable Series A-1 Redemption Premium.
“Special Event of Noncompliance” occurs when (a) any Event of Noncompliance contained in clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) or (xii) of the definition thereof (each, a “Triggering Event”) occurs, (b) the Series A-1 Investors provide the Corporation with notice of the occurrence of such Triggering Event (a “Triggering Event Notice”) and (c) the Triggering Event specified in the Triggering Event Notice remains ongoing after the expiration of any applicable cure period. A Special Event of Noncompliance shall remain in effect from the date when the Triggering Event Notice has been delivered to the Corporation (or, if later, the expiration of any applicable cure period) until the failure to comply or circumstances causing such Triggering Event have been resolved to the reasonable satisfaction of the Requisite Series A-1 Investor Majority.
“Stated Value” means with respect to each share of Series A-1 Preferred Stock, the sum of (i) the Original Issue Price plus (ii) the Compounded Dividends on such share.
“Subsidiary” means, with respect to any Person at any time, (a) any corporation, trust or other entity of which 50% or more (by number of shares or number of votes) of the outstanding Capital Stock or shares of beneficial interest normally entitled to vote for the election of one or more directors, managers or trustees (regardless of any contingency which does or may suspend or dilute the voting rights) is at such time owned directly or indirectly by such Person or one or more of such Person’s subsidiaries, or any partnership of which such Person or any of such Person’s Subsidiaries is a general partner or of which 50% or more of the partnership interests is at the time directly or indirectly owned by such Person or one or more of such Person’s subsidiaries and (b) any corporation, trust, partnership or other entity which is controlled or capable of being controlled by such Person or one or more of such Person’s subsidiaries.

“Support Agreement” means the Support Agreement, dated as of August 5, 2026, by and among the Corporation, Holdings LLC, SFS Holding Corp., Mat Ishbia, SFS Group Capital, LLC and the Oaktree Investors, as in effect on the Original Issue Date.
“Tangible Book Value of Equity” means with respect to any Person as of any date of determination, an amount equal to the result of, (a) the stockholders’ or members’ equity, including preferred stock , capital stock or member interests, additional paid-in capital, retained earnings, and non-controlling interest, plus (b) (without duplication of any amounts included under clause (a)), the amount reported on the Corporation’s consolidated balance sheet for all series of Preferred Stock under US GAAP, less (c) any intangible assets (including, without limitation, goodwill, capitalized financing costs and capitalized administration costs, but excluding the carrying value of capitalized mortgage servicing rights) and (d) the amount of any capital contribution funded directly or indirectly by the proceeds of Indebtedness issued by a parent (or other direct or indirect owner(s)) of such Person that is guaranteed by such Person, in each case determined on a consolidated basis in accordance with US GAAP.
“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of January 21, 2021, by and between SFS Holding Corp. and the Corporation, as previously amended, as in effect on the Original Issue Date
“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, and including any interest, additions to tax or penalties applicable thereto.
“True-Up Amount” has the meaning ascribed to it in the LLC Agreement.
“True-Up Promissory Notes” has the meaning ascribed to it in the LLC Agreement.
“Unrestricted Cash” means with respect to any Person as of any date of determination, all Cash and Cash Equivalents of such Person and its Subsidiaries at such time that are not subject to any pledge, Lien or control agreement.
“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.
“Warehouse Financing” means any warehouse, purchase, repurchase, participation or other similar financing transaction (including any new or existing early buyout line) whereby the warehousing party extends a facility to United Wholesale Mortgage, LLC or any of its Subsidiaries to finance the funding or acquisition of mortgage loans, on an interim basis, pending the repurchase of such mortgage loans by United Wholesale Mortgage, LLC or such Subsidiary or the subsequent sale and delivery of such mortgage loans, or interests therein, to a third party investor or through a mortgage backed security, which facility is secured by such mortgage loans, or interest therein, or through purchase of such mortgage loans, or interests therein, from United Wholesale Mortgage, LLC or any of its Subsidiaries by such warehousing party.
“Warrant Agreement” means the Warrant Agreements, dated as of the Original Issue Date, by and between the Corporation and Equiniti Trust Company, LLC, as warrant agent, as in effect on the Original Issue Date.
“Warrants” means the warrants to purchase shares of Class A Common Stock issued by the Corporation pursuant to the Warrant Agreements.

(b)Computation of Time Periods. In this Certificate of Designation, in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including,” the words “to” and “until” each means “to but excluding” and the word “through” means “through and including.”
(c)Construction. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (A) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth therein), (B) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (C) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Certificate of Designation in its entirety and not to any particular provision hereof, (D) all references herein to Sections, Schedules and Exhibits shall be construed to refer to Sections of, and Exhibits to, this Certificate of Designation, (E) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all real property, tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and interests in any of the foregoing, (F) any reference to a statute, rule or regulation is to that statute, rule or regulation as now enacted or as the same may from time to time be amended, re-enacted or expressly replaced and (G) “or” is not exclusive.
(d)Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the audited financial statements, except as otherwise specifically prescribed herein.
Section 4.Dividends.
(a)General Rate. From and after the date of issuance of any shares of Series A-1 Preferred Stock, dividends shall accrue on the Stated Value of each share of Series A-1 Preferred Stock at a rate equal to either (x) if declared on a record date fifteen (15) days prior to the applicable Dividend Payment Date and paid in cash on such Dividend Payment Date, ten percent (10.0%) per annum (the “Cash Dividend Rate”) or (y) if not so declared and paid in cash on the applicable Dividend Payment Date, thirteen percent (13.0%) per annum (the “Compounded Dividend Rate” and, together with the Cash Dividend Rate, the “Series A-1 Dividend Rate”) by automatically (and without any further action) accreting to, and increasing, the Stated Value (the “Compounded Dividends”). The Series A-1 Dividends shall accrue, whether or not declared, on a daily basis from the date of issuance of such shares of Series A-1 Preferred Stock, shall be cumulative, and, to the extent not declared and paid in cash on the applicable Dividend Payment Date, shall compound on a quarterly basis on the applicable Dividend Payment Date. Dividends on the Series A-1 Preferred Stock shall be calculated on the basis of the actual days elapsed in a year of 360 days. Dividends on the Series A-1 Preferred Stock shall accrue and be paid ratably to holders based on the number of shares of Series A-1 Preferred Stock held by each such holder. Series A-1 Dividends shall be declared and payable solely in cash by the Corporation at the Cash Dividend Rate on the applicable Dividend Payment Date (a) after the fifth (5th) anniversary of the Original Issue Date and (b) during the pendency of any Event of Noncompliance (after the expiration of any applicable cure period). At any time and from time to time when there are accrued and unpaid dividends on shares of Series A-1 Preferred Stock, the Corporation may declare and pay in cash out of legally available funds for such purpose on a record date that shall be fifteen (15) days prior to the next Dividend Payment Date, a dividend per share of Series A-1 Preferred Stock equal to all or a portion of such accrued and unpaid dividends on such share of Series A-1 Preferred Stock.
If the Corporation is required to pay Series A-1 Dividends in cash and does not have funds legally available for such purpose, the Corporation shall declare and pay such Series A-1 Dividends in cash to the fullest extent of such funds legally available, on a pro rata basis to each Holder, based on the respective amounts of Series A-1 Dividends which would otherwise be payable in cash in respect of the Series A-1 Preferred Stock if the Corporation’s legally available funds were sufficient to pay all such Series A-1 Dividends in cash, and shall declare and pay the remaining Series A-1 Dividends as soon as practicable after the Corporation has funds legally available therefor. The Corporation shall use commercially reasonable efforts to generate sufficient funds legally available to declare and pay all Series A-1 Dividends required to be paid in cash. At any time thereafter when additional funds are legally available for the payment of such Series A-1 Dividends in cash, such funds will promptly be used to declare and pay the remaining Series A-1 Dividends. For the avoidance of doubt, any Series A-1 Dividends not paid in cash on the applicable Dividend Payment Date as a result of the Corporation’s lack of legally available funds or otherwise shall automatically (and without any further action) accreted to, and increase, the Stated Value and accrue at the Compounded Dividend Rate until paid in cash.
(b)Priority of Distributions. So long as any share of Series A-1 Preferred Stock remains outstanding, unless all fully accrued dividends on all then outstanding shares of Series A-1 Preferred Stock have been paid in cash, without the prior written consent of the Requisite Series A-1 Investor Majority, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Parity Stock or Junior Stock, other than (i) for so long as no Event of Noncompliance has occurred and is ongoing on or after the Original Issue Date, any ratable dividends on the Series A-2 Preferred Stock as and when cash dividends are paid on Series A-1 Preferred Stock and (ii) any dividend on the Series A-3 Preferred Stock with the consent of the Oaktree Investors.
Section 5.Liquidation Rights. In the event of a Liquidation Event:
(a)if no Event of Noncompliance has occurred on or after the Original Issue Date, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Series A-3 Preferred Stock, any Junior Stock or any other class or series of stock of the Corporation ranking junior to the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the holders of outstanding shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be entitled to receive, pari passu and ratably in proportion to the full respective amounts to which they would be entitled, an amount in respect of each such share equal to the applicable Series A-1 Redemption Price (in the case of Series A-1 Preferred Stock) or the applicable redemption price of the Series A-2 Preferred Stock (in the case of Series A-2 Preferred Stock); provided that if such Liquidation Event occurs prior to the second anniversary of the Original Issue Date the Series A-1 Redemption Price shall be adjusted so that the sum of (x) the Series A-1 Redemption Price and (y) all cash dividends actually paid on each share of Series A-1 Preferred Stock to be redeemed is not less than the Minimum MOIC.
(b)if an Event of Noncompliance has occurred on or after the Original Issue Date, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Series A-2 Preferred Stock, Series A-3 Preferred Stock, any Junior Stock or any other class or series of stock of the Corporation ranking junior to the Series A-1 Preferred Stock, the holders of outstanding shares of Series A-1 Preferred Stock shall be entitled to receive an amount in respect of each such share equal to the applicable Series A-1 Redemption Price; provided that if such Liquidation Event occurs prior to the second anniversary of the Original Issue Date the Series A-1 Redemption Price shall be adjusted so that the sum of (x) the Series A-1 Redemption Price and (y) all cash dividends actually paid on each share of Series A-1 Preferred Stock to be redeemed is not less than the Minimum MOIC.
(c)if upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of shares of Series A-1 Preferred Stock the full amount to which they are entitled under this Section 5, the holders of shares of Series A-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A-1 Preferred Stock held by such holders upon such distribution if all amounts payable on or with respect to such shares were paid in full. For the avoidance of doubt, if an Event of Noncompliance has occurred, the holders of shares of Series A-1 Preferred Stock shall receive the entirety of assets (shared ratably among themselves based on shares held) for distribution to stockholders, and no distribution shall be made to holders of Series A-2 Preferred Stock, Series A-3 Preferred Stock, other Parity Stock or Junior Stock unless and until the Series A-1 Redemption Price has been paid in full on all outstanding shares of Series A-1 Preferred Stock.
Section 6.Redemption Rights.
(a)Optional Redemption by Corporation. The Corporation may, at any time and from time to time, redeem all or any portion of the outstanding shares of Series A-1 Preferred Stock (a “Series A-1 Optional Redemption”) at a price equal to the applicable Series A-1 Redemption Price. Notwithstanding the foregoing, until the second (2nd) anniversary of the Original Issue Date, (1) the Corporation may only effect a Series A Optional Redemption to the extent that, immediately after giving effect to such redemption (A) the aggregate redemption price (as adjusted pursuant to clause (2), if applicable) payable in respect of all shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock redeemed since the Original Issue Date does not exceed eighty percent (80%) of the Corporation’s cumulative net income (as reported on the consolidated statements of operations of the Corporation) for the period beginning on the Original Issue Date and ending on the last day of the most recently ended fiscal quarter of the Corporation for which internal financial statements are available, less the aggregate amount of dividends paid or accrued (including with respect to any True-Up Amounts) during such period on the Common Stock, the Class B Units, and all series of Preferred Stock, and (B) at least sixty percent (60%) of the shares of Series A-1 Preferred Stock issued on the Original Issue Date remain outstanding; and (2) the Series A-1 Redemption Price shall be adjusted so that the sum of (x) the Series A-1 Redemption Price and (y) all cash dividends actually paid on each share of Series A-1 Preferred Stock to be redeemed is not less than the Minimum MOIC; provided, however, that the limitations set forth in clause (1) of this Section 6(a) shall not apply to a Series A Optional Redemption if all (but not less than all) outstanding shares of Series A-1 Preferred Stock are redeemed in connection with and conditioned upon the consummation of a Change of Control.
(b)Redemption Rights upon Change of Control.
(i)Upon a Change of Control, the Corporation shall be required to offer to redeem all outstanding shares of Series A-1 Preferred Stock (a “Change of Control Offer”) for the Change of Control Offer Price per share of Series A-1 Preferred Stock.
(ii)Within ten (10) Business Days following the consummation of any Change of Control, the Corporation shall deliver or cause to be delivered a written notice of such Change of Control Offer (a “Change of Control Notice”) to each Holder. The Change of Control Notice shall state:

(A)that a Change of Control has occurred or is expected to occur and that such Holder has the right to require the Corporation to redeem all or any portion of such Holder’s shares of Series A-1 Preferred Stock at the Change of Control Offer Price;
(B)a description of the transaction or transactions constituting the Change of Control in reasonable detail, including the date of consummation thereof;
(C)the Change of Control Offer Price per share of Series A-1 Preferred Stock (including a reasonably detailed calculation thereof), the Change of Control Acceptance Date (as defined below) and the Change of Control Payment Date (as defined below); and
(D)the instructions, as determined by the Corporation, consistent with this Section 6, that a Holder must follow in order to have its shares of Series A-1 Preferred Stock redeemed pursuant to the Change of Control Offer, including the form of a Change of Control Election (as defined below).
(iii)Each Holder shall have the right to elect to have all or any portion of such Holder redeemed pursuant to the Change of Control Offer by delivering a written election (a “Change of Control Election”) to the Corporation or its designated agent (or otherwise in accordance with the applicable procedures of The Depository Trust Company, if applicable) prior to the close of business on the date that is no later than thirty (30) Business Days following delivery of the Change of Control Notice (such date, the “Change of Control Acceptance Date”). A Holder may withdraw a Change of Control Election, in whole or in part, at any time prior to the close of business on the Change of Control Acceptance Date by delivering a written notice of withdrawal to the Corporation or its designated agent (or otherwise in accordance with the applicable procedures of The Depository Trust Company, if applicable).
(iv)On the date that is no later than five (5) Business Days after the Change of Control Acceptance Date (such date, the “Change of Control Payment Date”), the Corporation shall (A) accept for redemption all shares of Series A-1 Preferred Stock properly tendered pursuant to the Change of Control Offer and not withdrawn and (B) deliver or cause to be delivered to each tendering holder the Change of Control Offer Price in respect of the shares so accepted for redemption. The Corporation shall deliver the Change of Control Offer Price in the form of shares of Class A Common Stock, calculated in accordance with the definition of Change of Control Offer Price set forth in Section 3(a), to each holder that has properly tendered shares pursuant to the Change of Control Offer and not withdrawn such tender. If the Change of Control Payment Date is on or after a declared record date for a Dividend Payment Date and on or before the corresponding Dividend Payment Date, any accrued and unpaid Series A-1 Dividends shall be paid in cash to the holder of record on such record date.
(v)To the extent that the provisions of any securities laws, rules or regulations, including Rule 14e-1 and Rule 13e-4 under the Exchange Act, conflict with the provisions of this Section 6(b), the Corporation shall not be deemed to have breached its obligations under this Section 6(b) by virtue of compliance therewith. The Corporation may rely on any no-action letters issued by the SEC indicating that the staff of the SEC will not recommend enforcement action in the event a tender offer satisfies certain conditions.

(vi)Unless the Corporation defaults in the delivery of the Change of Control Offer Price, all Series A-1 Dividends shall cease to accrue on shares of Series A-1 Preferred Stock accepted for redemption on the Change of Control Payment Date and all rights with respect to such shares shall forthwith cease and terminate, except only the right of the holders thereof to receive the Change of Control Offer Price.(c) Redemption Notice. The Corporation shall send written notice (a “Redemption Notice”) of any Series A Optional Redemption contemplated by this Section 6 to each record holder of shares of Series A-1 Preferred Stock not more than sixty (60) days nor less than ten (10) days prior to the date on which such redemption is to be made. Such notice shall set forth in reasonable detail (i) the date on which such redemption is to be made (the “Redemption Date”), (ii) the aggregate number of shares of Series A-1 Preferred Stock that the Corporation will redeem on such Redemption Date and (iii) a calculation specifying the amount of consideration owed in respect of each share of Series A-1 Preferred Stock to be redeemed. The Redemption Notice shall also include, in reasonable detail: (I) a certification by the Chief Financial Officer of the Corporation, together with reasonably detailed supporting calculations, demonstrating that the proposed Series A Optional Redemption would comply with the conditions set forth in Section 6(a); and (II) copies of the financial statements and other financial information of the Corporation relied upon in making the foregoing calculations, together with such additional supporting documentation as may be reasonably requested by the Series A-1 Investors to verify compliance with Section 6(a). Any Redemption Notice, and the related redemption, may, at the Corporation’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a Change of Control transaction. If such redemption is subject to the satisfaction of one or more conditions precedent, such Redemption Notice shall describe each such condition, and if applicable, shall state that, in the Corporation’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date as stated in such notice, or by the redemption date as so delayed. The Corporation may provide in the Redemption Notice that payment of the Series A-1 Redemption Price and performance of the Corporation’s obligations with respect to such redemption may be performed by another Person; provided that the Corporation shall remain liable for any failure by such Person to pay such Series A-1 Redemption Price or perform such obligations. If the Redemption Date is on or after a declared record date for a Dividend Payment Date and on or before the corresponding Dividend Payment Date, any accrued and unpaid Series A-1 Dividends shall be paid in cash to the holder of record on such record date.
(c)Surrender of Certificates; Payment. As a condition to receiving the applicable Series A-1 Redemption Price or Change of Control Offer Price, as applicable, each holder of shares of Series A-1 Preferred Stock to be redeemed on a Redemption Date or Change of Control Payment Date, as applicable, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place reasonably designated in the Redemption Notice or Change of Control Notice, as applicable, and thereupon the Series A-1 Redemption Price or Change of Control Offer Price, as applicable, for such shares shall be payable or deliverable, as applicable, to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A-1 Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A-1 Preferred Stock shall promptly be issued to such holder.
(d)Effectiveness of Redemption. If a Redemption Notice has been duly given and if, on or before the Redemption Date specified in the Redemption Notice, all funds or shares of Class A Common Stock, as applicable, necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust or escrow for the benefit of the holders of shares of Series A-1 Preferred Stock called for redemption, so as to be and continue to be available therefor (subject to applicable escheat laws), or deposited by the Corporation with a bank or trust company in trust or escrow for the benefit of the holders of the shares of Series A-1 Preferred Stock so called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date, all shares of Series A-1 Preferred Stock so called for redemption shall be cancelled and shall cease to be outstanding, all Series A-1 Dividends with respect to such shares shall cease to accrue on such Redemption Date, and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate without further liability to, or obligation of, the Corporation, except only the right of the holders thereof to receive the Series A-1 Redemption Price.
(e)Pro Rata Redemption. Unless otherwise agreed to by the Requisite Series A-1 Investor Majority, any redemption of shares of Series A-1 Preferred Stock (or offer of redemption in connection with a Change of Control) pursuant to this Section 6, whether in whole or in part, shall be made on a pro rata basis among all Holders in proportion to the number of shares of Series A-1 Preferred Stock held by each such holder.
Section 7.Voting Rights.
(a) General. Holders will not have any voting rights and such shares of Series A-1 Preferred Stock shall be non-voting, except (i) as otherwise required by Law and (ii) as set forth in Section 7(b) and Section 7(c) below. Notwithstanding the foregoing, Holders shall have the right to consent to certain matters as expressly set forth herein.
(b)Right to Elect Directors.
(i)For so long as the Oaktree Investors beneficially own twenty-five percent (25%) of the number of shares of Series A-1 Preferred Stock issued to them on the Original Issue Date, the Oaktree Investors shall have the exclusive right to nominate and elect, by a majority of the Series A-1 Preferred Stock held from time to time by the Oaktree Investors, two (2) individuals to serve as directors on the Board (each, a “Series A-1 Investor Board Member”). Each Series A-1 Investor Board Member may be removed at any time, without cause, only by the holders of the majority of the Series A-1 Preferred Stock held by the Oaktree Investors by delivery of written notice to the Corporation and upon receipt of such notice by the Corporation, such Series A-1 Investor Board Member shall be deemed to have resigned from the Board and such Series A-1 Investor Board Member shall automatically cease to be a director without further action by the stockholders of the Corporation or any action or exercise of discretion by the Board, and each such Series A-1 Investor Board Member shall be deemed by serving as a director to have consented to, confirmed, and notified the Corporation that such Series A-1 Board Member shall serve as a director subject to the provisions of this Section 7(b)(i). In the event of the death, disability, resignation or removal of any Series A-1 Investor Board Member, shares of Series A-1 Preferred Stock held by the Oaktree Investors shall have the exclusive right to appoint, by a majority of the Series A-1

Preferred Stock held from time to time by the Oaktree Investors, a successor to fill the vacancy created thereby.
(ii)Upon the earlier of (a) the seventh (7th) anniversary of the Original Issue Date and (b) the occurrence of a Special Event of Noncompliance, if any shares of Series A-1 Preferred Stock remain outstanding and held by Series A-1 Investors, the number of Series A-1 Investor Board Members shall automatically without further action of the Corporation, the Board, or the stockholders of the Corporation be increased (the directorships resulting from such increase for additional Series A-1 Investor Board Members, the “Special Series A Investor Directorships”) such that the total number of authorized Series A-1 Investor Board Members represents at least the number of directors required to constitute a majority of the total authorized number of directors of the Corporation.. The Series A-1 Investor Board Members to be appointed pursuant to this Section 7(b)(ii) shall be nominated, elected, and removed exclusively with the consent of the Requisite Series A-1 Investor Majority, voting together as a separate class, provided that, for the avoidance of doubt, if any additional directors have been appointed as a result of a Special Event of Noncompliance, upon the cure of such Special Event of Noncompliance to the reasonable satisfaction of the Requisite Series A-1 Investor Majority, the Special Series A Investor Directorships shall be eliminated and the authorized number of directors shall return to the number in effect immediately prior to such Special Event of Noncompliance and each director appointed to a Special Series A Investor Directorship shall be deemed to have resigned as a director of the Board, and such person shall automatically cease to be a director of the Board, without further action by the stockholders of the Corporation or any action or exercise of discretion by the Board, and each such person shall be deemed by serving as a director to have consented to, confirmed, and notified the Corporation that such director shall serve as a director subject to, the provisions of this proviso.
(iii)The voting rights of the Series A-1 Investors set forth in this Section 7 may be exercised from time to time at any regular or special meeting of stockholders of the Corporation or by written consent in accordance with the Restated Certificate and the Bylaws; provided that (A) the absence of a quorum of the holders of Common Stock shall not affect the exercise by the Series A-1 Investors of such rights and (B) the affirmative vote of the Requisite Series A-1 Investor Majority present at any annual or special meeting, in person or by proxy, or any written consent signed by the Requisite Series A-1 Investor Majority shall be sufficient to exercise any right of Series A-1 Investors.
(c)Consent Rights. So long as any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, and shall not permit its Subsidiaries to, either directly or indirectly (including by amendment, merger, consolidation, recapitalization, reclassification, or otherwise), enter into, commit to or effect any of the following without the Requisite Series A-1 Consent, and any such act or transaction entered into without such consent or vote (in addition to any other vote required by law or the Restated Certificate) shall be null and void ab initio, and of no force or effect:
(i)amend, modify, alter, waive or repeal (whether by contractual amendment, merger, consolidation or otherwise) this Certificate of Designation, the LLC Agreement (including, for the avoidance of doubt, the provisions relating to the True-Up Amount in any manner that would impair the value of the security pledged under the Security Documents), the Tax Receivable Agreement, the Warrants, the Warrant Agreement, the Restated Certificate, the Bylaws, any other organizational documents of the Corporation or Holdings LLC, in each case, in a manner adverse to any Holder in their capacity as a Holder, including any amendments to the Preferred Units, the Series A-2 Preferred Stock and the Series A-3 Preferred Stock;
(ii)(A) create, authorize, issue or otherwise incur any Parity Stock or any Equity Interest ranking effectively senior to (in the payment of dividends and in the distribution of assets on liquidation, dissolution or winding up of the Corporation or any Subsidiary of the Corporation) the Series A-1 Preferred Stock or the Series A-1 Preferred Units of Holdings LLC with respect to dividend rights, redemption rights or rights upon liquidation, dissolution or winding up, other than (w) the Series A-2 Preferred Stock and Series A-2 Preferred Units of Holdings LLC issued on the Original Issue Date, (x) any proportional stock dividend, subdivision, stock distribution, recapitalization, combination or similar adjustment with respect to the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Preferred Units, (y) Equity Interests issued by any Subsidiary to the Corporation or another wholly-owned Subsidiary of the Corporation and (z) common Equity Interests issued by a Securitization Entity (as defined in the Senior Notes Indenture) to any Person in connection with a Securitization (as defined in the Senior Notes Indenture) where such issuance is required or customary in connection with the structure of such transaction, the assets of such Securitization Entity consist solely of Securitization Assets (as defined in the Senior Notes Indenture), and neither the Corporation nor any Subsidiary (other than the applicable Securitization Entity) has any obligation to maintain or preserve the financial condition of such Securitization Entity or to cause such Securitization Entity to achieve any level of operating results, or (B) directly or indirectly sell or transfer all or substantially all assets of the Corporation or Holdings LLC to any other Person;
(iii)incur, assume, guarantee or otherwise become liable for any Indebtedness, except for (A) Warehouse Financings (provided that to the extent that any Indebtedness ceases to constitute a Warehouse Financing, such Indebtedness shall be deemed to be incurred at such time), (B) any obligations incurred under any Derivatives Contract entered into in the ordinary course of business and consistent with past practice as part of the Company’s interest rate risk mitigation activities and (C) Indebtedness which, on the date of the incurrence thereof, after giving effect to such incurrence on a Pro Forma Basis, would not cause the Corporation’s Corporate Net Leverage Ratio to exceed 3.0 to 1.0;
(iv)declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or Securities on account of any Equity Interests, including the Common Stock, any Junior Stock, any Parity Stock, the Class B Units and the Class C Units, or purchase, redeem or otherwise acquire for value any of its Equity Interests or any rights or options to acquire any such interest; provided that:
(1) the Corporation may declare and pay Permitted Regular Cash Dividends on its Class A Common Stock at any time if (A) at the time of declaration and payment of such Permitted Regular Cash Dividends an Event of Noncompliance is not continuing, (B) any accrued and unpaid Series A-1 Dividends and any Compounded Dividends on the Series A-1 Preferred Stock are paid in cash prior to any declaration of such dividends on Class A Common Stock and (C) the exercise price of any Warrants is reduced by the per-share amount of any such paid Permitted Regular Cash Dividend in accordance with the terms of the Warrants;
(2) United Wholesale Mortgage, LLC and any other Subsidiary of Holdings LLC may make distributions to Holdings LLC;

(3) Holdings LLC may (A) make tax distributions in accordance with Section 4.01(e) of the LLC Agreement (for the avoidance of doubt, after giving effect to Section 17.04(b) of the LLC Agreement, (B) distributions to the Corporation as expressly provided in Section 4.01(c)(ii) of the LLC Agreement (except any payments pursuant to the Tax Receivable Agreement), (C) distributions to the Corporation as expressly required pursuant to the terms of the Preferred Units and (D) distributions of True-Up Promissory Notes in accordance with Section 11.02(e) of the LLC Agreement, but subject to the provisions of the Security Documents and the Support Agreement; for the avoidance of doubt, the Corporation, in its capacity as manager of Holdings LLC, shall not authorize, and shall not permit Holdings LLC to make, any distributions on the Class B Units, any payment on account of Class B Units or due upon any exchange of Class B Units pursuant to the LLC Agreement, the Tax Receivable Agreement or otherwise, except as permitted under this Section 7(c)(iv)(3) or as otherwise required to be paid to any Oaktree Investor or its permitted transferees pursuant to the terms of the Support Agreement; provided that, after the fourth (4th) anniversary of the Original Issue Date, if less than twenty-five percent (25%) of the number of shares of Series A-1 Preferred Stock issued on the Original Issue Date remain outstanding (as adjusted for stock splits, stock dividends, combinations, recapitalizations or similar events) and no Event of Noncompliance is continuing, Holdings LLC may pay amounts that would constitute True-Up Amounts if the related Class B Common Units were exchanged or repay amounts due on True-Up Promissory Notes on up to 500,000,000 of the Class B Units (as adjusted for stock splits, stock dividends, combinations, recapitalizations or similar events) to the extent required by the LLC Agreement;
(4) the Corporation may declare and pay dividends on the Series A-2 Preferred Stock ratably as and when cash dividends are declared and paid on the Series A-1 Preferred Stock in accordance with Section 4(b)(i); provided that, during the continuance of an Event of Noncompliance, no dividend may be declared or paid on the Series A-2 Preferred Stock until all fully accrued dividends on all then outstanding shares of Series A-1 Preferred Stock have been paid in cash in full; and
(5) the Corporation may declare and pay dividends on the Series A-3 Preferred Stock with the prior written consent of the Oaktree Investors in accordance with Section 4(b)(ii).
(v)enter into, amend, modify or terminate any transaction or series of related transactions with any Affiliate of the Corporation, other than (i) Permitted Affiliate Transactions or (ii) upon terms taken as a whole that, in the good faith judgment of the Corporation, the terms of the transaction are not materially less favorable to the Corporation or the Subsidiary than could be obtained at the time in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Corporation (or, in the event that there are no comparable transaction involving Persons who are not Affiliates to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Corporation has determined to be fair to the Corporation and its Subsidiaries, taken as a whole);
(vi)the Company shall not, and shall not permit any Subsidiary to enter into, commit to or effect any transaction or series of related transactions for:

(A)any Investment (including, for the avoidance of doubt, in any joint venture, partnership or similar arrangement involving the sharing of profits or revenues) involving aggregate consideration in excess of $50.0 million to or with any Person other than Holdings LLC or a Subsidiary in which the Company or a wholly-owned Subsidiary of the Company, directly or indirectly, holds all such entity’s equity securities other than Investments incurred pursuant to any Derivatives Contract entered into in the ordinary course of business and consistent with past practice as part of the Company’s interest rate risk mitigation activities or retained securities in a securitization required under the Sarbanes-Oxley Act of 2002; or
(B) the sale, license, lease or other disposition of any business, unit, division or other assets (including mortgage servicing rights, origination platforms, technology assets, licenses or customer relationships) involving aggregate consideration in excess of $50.0 million to or with any Person other than Holdings LLC or a Subsidiary in which the Company or a wholly-owned Subsidiary of the Company, directly or indirectly, holds all such entity’s equity securities, other than activities associated with the mortgage banking lifecycle, including the origination, acquisition, financing, hedging (to the extent permitted in accordance with the terms of the Series A Investor Rights Agreement), securitization, servicing, transfer, sale and monetization of mortgage loans, mortgage servicing rights, servicing advances, mortgage receivables, together with customary servicing, loss mitigation, foreclosure, real estate owned (REO) disposition and financing activities, in each case in the ordinary course of business and consistent with the past practice of the Corporation and its Subsidiaries during the twenty-four (24) month period ending on the Original Issue Date;
(vii)materially alter the Corporation’s principal line of business;
(viii)enter into any agreement that would result in a Change of Control unless (A) the consideration payable in such Change of Control consists solely of cash and (B) each holder of Class A Common Stock is entitled to receive, including in respect of shares of Class A Common Stock issuable upon exercise of the Warrants or deliverable upon redemption of the Series A-1 Preferred Stock pursuant to Section 6(b), consideration per share that is no less favorable in form, amount and timing than the consideration received by any other holder of Common Stock (including in respect of shares of Class A Common Stock issuable upon redemption of the Series A-2 Preferred Stock and Series A-3 Preferred Stock) or common units of Holdings LLC, on an as-converted or as-exchanged basis, in connection with such Change of Control;
(ix)enter into any rights plan in a manner adverse to the holders of the Series A-1 Preferred Stock;
(x)take any action intended to, or that would reasonably be expected to, avoid, impair or circumvent the exchange, redemption, governance, anti-dilution, put, debt uptier or other rights of the holders of the Series A-1 Preferred Stock under this Certificate of Designation or any related agreements;
(xi)initiate an Insolvency Event;
(xii)make, or refrain from making, any Tax election or other decision relating to Taxes that would reasonably be expected to have a disproportionate and material adverse impact on the Oaktree Investors or any Holder; or

(xiii)enter into any agreement or commitment with respect to any of the foregoing.
(d)Exclusive Rights. For the avoidance of doubt and notwithstanding anything to the contrary in the Restated Certificate or the Bylaws, the Holders and the Corporation shall have the exclusive consent and voting rights as set forth in this Certificate of Designation, and no vote or consent of the holders of Common Stock or any other class or series of stock of the Corporation shall be required to amend, modify or waive any provision of this Certificate of Designation.
Section 8.Liquidity Process.
(a)Liquidity Transaction. Upon the earlier of (a) the seventh (7th) anniversary of the Original Issue Date or (b) a Special Event of Noncompliance, if any shares of Series A-1 Preferred Stock remain outstanding and held by Series A-1 Investors (a “Liquidity Period”), the Requisite Series A-1 Investor Majority (such Requisite Series A-1 Investor Majority delivering such written notice, constituting the “Initiating Holders”) may deliver a written notice (a “Demand”), notwithstanding any other provision herein, to the Corporation directing the Corporation to diligently and promptly pursue (i) the issuance of any Securities of the Corporation (which may be debt, common stock, preferred stock or other equity securities), (ii) a transaction or series of transactions, including asset sales (including sales of mortgage servicing rights), that would constitute a Liquidation Event, (iii) a leveraged recapitalization or other financing transaction, or (iv) any other transaction or series of transactions, in each case, solely to the extent that the net proceeds are used to redeem in full any outstanding shares of Series A-1 Preferred Stock held by Series A-1 Investors at the applicable Series A-1 Redemption Price (each, a “Liquidity Transaction”). For the avoidance of doubt, if a Liquidity Period has commenced due to the occurrence of a Special Event of Noncompliance and the Corporation has cured such Special Event of Noncompliance to the reasonable satisfaction of the Initiating Holders, the Corporation may discontinue the related Liquidity Transaction and the Corporation shall no longer be required to pursue a Liquidity Transaction on account of such Special Event of Noncompliance.
(b)Process. Upon receipt of the Demand, the Corporation shall identify a nationally-recognized investment bank experienced in similar transactions and in the industry in which the Corporation is engaged (the “Investment Bank”), which such Investment Bank shall be acceptable to the Initiating Holders, to conduct a Liquidity Transaction. The Investment Bank shall be directed to establish procedures acceptable to the Initiating Holders to effect a Liquidity Transaction in an orderly manner with the objective of achieving the payment of the entire Series A-1 Redemption Price payable in respect of all Series A-1 Preferred Stock outstanding. The Liquidity Transaction shall be conducted in accordance with such procedures and the Corporation shall, and shall cause its management to, cooperate with the Investment Bank and the Initiating Holders to effect the Liquidity Transaction that is approved by the Initiating Holders. The Initiating Holders shall have the right, in their sole discretion, to direct and control any process relating to the Liquidity Transaction. The Corporation shall, and shall cause Holdings LLC and its Subsidiaries to, take all necessary or desirable actions, as requested by the Initiating Holders, in furtherance of, and to consummate, such Liquidity Transaction on terms and conditions acceptable to the Initiating Holders, subject in all cases to the fiduciary duties of the Board. Without prejudice to the generality of the foregoing, the Corporation shall (i) keep the holders of the Series A-1 Preferred Stock reasonably informed of the status, details and terms of any proposed Liquidity Transaction, (ii) upon request of the Initiating Holders, provide the Initiating Holders with copies of any documents prepared or received in connection with any proposed Liquidity Transaction, (iii) prepare a data room containing customary diligence materials, (iv) prepare one or more registration statements, prospectus or offering documents, (v) respond to due diligence inquiries, (vi) prepare and attend management presentations, (vii) execute, acknowledge and deliver agreements (including any underwriting or similar agreement), (viii)

provide potential acquirors, investors, underwriters and/or their respective Representatives with access to the Corporation’s books and records and personnel (subject to executing customary non-disclosure agreements), (ix) request receipt of indications of interest from potential acquirors or investors, (x) review and consider in good faith any offers received from potential acquirors or investors, (xi) negotiate reasonably, and in good faith, the terms of any potential Liquidity Transaction and (xii) not enter into any Liquidity Transaction without the affirmative consent of the Initiating Holders. The Corporation will instruct its legal counsel to prepare all necessary documentation in connection with the Liquidity Transaction.
(c)Proceeds of Liquidity Transaction. The proceeds of any Liquidity Transaction shall be used and applied by the Corporation in accordance with the Restated Certificate, subject to the rights of the holders of the Series A-1 Preferred Stock to receive payment of the Series A-1 Redemption Price (after giving effect to any adjustment to the applicable Series A-1 Redemption Price required pursuant to Section 6(a) if such Liquidity Transaction occurs during the first two (2) years following the Original Issue Date) applicable to shares of Series A-1 Preferred Stock in priority and in preference to holders of any other outstanding capital stock of the Corporation, including the Series A-2 Preferred Stock and Series A-3 Preferred Stock.
(d)Further Assurances. During the Liquidity Period, the Corporation shall take or cause to be taken all actions and do, or cause to be done, all things reasonably necessary or reasonably desirable in order to expeditiously consummate such Liquidity Transaction pursuant to this Section 8 and any related transactions, including executing, acknowledging and delivering agreements (including any equity purchase agreement or similar agreement or any customary voting agreement to support and not object to such Liquidity Transaction), consents, assignments, waivers and other documents or instruments; furnishing information and copies of documents; filing applications, reports, returns, filings and other documents or instruments with governmental authorities; exercising any drag along rights, proxies, and otherwise reasonably cooperating with the Initiating Holders and any financial advisor or legal counsel engaged in connection with a Liquidity Transaction.
(e)Further Process. The Initiating Holders may, at their discretion, decide whether or not to pursue, consummate, postpone or abandon any Liquidity Transaction and the terms and conditions thereof. Neither the Corporation, nor any Series A Investor, nor any of their respective Affiliates, to the fullest extent permitted by Law, shall have any liability to any other Holder, the Corporation or any stockholder of the Corporation arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any Liquidity Transaction, except, in the case of the Corporation, to the extent of a failure to comply with the provisions of this Section 8; provided that nothing in this Section 8(e) shall limit the rights of the Holders at law or in equity with respect to any of the provisions of this Certificate of Designation.
(f)Expenses. All costs and expenses incurred by the Initiating Holders, the Investment Bank and the Corporation in connection with any proposed Liquidity Transaction pursuant to this Section 8 (whether or not such Liquidity Transaction is consummated), including all attorneys’ fees and expenses, all accounting fees and charges and all brokerage or investment banking fees, charges or commissions, shall be paid by the Corporation.
(g)Series A-1 Preferred Stock Redemption. Notwithstanding anything to the contrary in this Section 8, unless the Initiating Holders otherwise provide their prior written consent, the Corporation will not, after receipt of a Demand, consummate any Liquidity Transaction unless the net proceeds to be received by the Corporation or the Holders, as applicable, in such transaction are sufficient to permit the Corporation to pay in full, and are used to pay in full (or the Holders otherwise receive pursuant to such transaction), the Series A-1 Redemption Price of each share of outstanding Series A-1 Preferred Stock as of such date. Upon the consummation of any Liquidity Transaction, the net proceeds of such transaction will be used in accordance with this Certificate of Designation to redeem in full the Series A-1 Preferred Stock held by the Series A-1 Investors for the Series A-1 Redemption Price to the extent the Holders do not receive directly such proceeds.
Section 9.[Reserved].
Section 10.Corporate Opportunities. The Corporation shall have no interest or expectancy in, or in being offered an opportunity to participate in, and hereby renounces, to the fullest extent permitted by Law, any corporate opportunity that is presented to or received by the Oaktree Investors, their Affiliates or any director, officer, stockholder, member, partner, employee or agent thereof (collectively, “Oaktree Covered Persons” and each, an “Oaktree Covered Person”) whether in such Person’s capacity as a director of the Corporation or otherwise. No Oaktree Covered Person shall have any duty to refrain from engaging in the same or similar business activities or lines of business as the Corporation or any of its Subsidiaries or to communicate or offer any corporate opportunity to the Corporation, and no Oaktree Covered Person shall be liable to the Corporation, its stockholders or any of its Subsidiaries for breach of any fiduciary duty by reason of any such activities or any failure to present such opportunity, except to the extent such exemption from liability or limitation thereof is not permitted by Law.
Section 11.Other Rights. The shares of Series A-1 Preferred Stock will not have any voting powers, preferences or relative, participating, optional, preemptive, conversion or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein, in the Restated Certificate, in the Series A Investor Rights Agreement, the Security Documents or any related agreements.
Section 12.Record Holders. To the fullest extent permitted by Law, the Corporation and the transfer agent for the Series A-1 Preferred Stock, if any, may deem and treat the record holder of any share of Series A-1 Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.
Section 13.Notices. All notices, requests or communications in respect of the Series A-1 Preferred Stock will be sufficiently given if given in writing and delivered in person or by overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, by facsimile or e-mail (with confirmation of receipt requested from the recipient, in the case of e-mail) or if given in such other manner as may be permitted in this Certificate of Designation or by Law or, with respect to any notice, request or other communication to the Corporation, in the Restated Certificate or the Bylaws.
Section 14.Certificates. Shares of Series A-1 Preferred Stock shall be issued in uncertificated, book-entry form or as the Corporation and the Requisite Series A-1 Investor Majority otherwise agree.
Section 15.Legends. Shares of Series A-1 Preferred Stock shall bear the legend substantially in the form set forth in Exhibit A, unless not required under Law.
Section 16.Rights and Remedies of Holders. The various provisions set forth under this Certificate of Designation are for the benefit of the Holders and will be enforceable by them, including by one or more actions for specific performance. Except as expressly set forth herein, all remedies available under this Certificate of Designation, at law, in equity or otherwise, will be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any Holder of a particular remedy will not preclude the exercise of any other remedy. In connection with any action for specific performance or other equitable relief, no holder of Series A-1 Preferred Stock shall be required to post any bond or other security.
[Signatures on Next Page]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series A-1 Preferred Stock to be duly executed this day of August 5, 2026.
UWM HOLDINGS CORPORATION
By: /s/ Rami Hasani
Name: Rami Hasani
Title: Executive Vice President, Chief Financial Officer

[Signature Page to the Certificate of Designation of Series A-1 Preferred Stock]

Exhibit A
RESTRICTED STOCK LEGEND
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THESE SECURITIES MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.
IN ADDITION, THESE SECURITIES ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT (THE “SERIES A PURCHASE AGREEMENT”), DATED AS OF AUGUST [5], 2026, BY AND AMONG UWM HOLDINGS CORPORATION (THE “CORPORATION”) AND THE STOCKHOLDERS OF THE CORPORATION PARTY THERETO, AND AN INVESTOR RIGHTS AGREEMENT (THE “SERIES A INVESTOR RIGHTS AGREEMENT”), DATED AS OF AUGUST 5, 2026, BY AND AMONG THE CORPORATION AND THE STOCKHOLDERS OF THE CORPORATION PARTY THERETO. NO TRANSFER, SALE OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE SERIES A PURCHASE AGREEMENT AND THE SERIES A INVESTOR RIGHTS AGREEMENT. A COPY OF THE SERIES A PURCHASE AGREEMENT AND THE SERIES A INVESTOR RIGHTS AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE CORPORATION TO THE HOLDER HEREOF UPON REQUEST.